Exhibit 99.1

InterCure Announces FY2024 Results and Provides Q1 2025 Update:

Revenue of NIS 239 Million and Adjusted EBITDA of NIS 24 Million,

Strong Start to 2025

●	2024 results were affected by damages to our southern facility caused by the terrorist attack on October 7, 2023, and the continued war in Gaza.
●	InterCure is entitled to full compensation from the Israeli authorities for all direct and indirect damages caused to the southern facility. InterCure received NIS 62 million until December 31, 2024 (to date, NIS 82 million) as partial advanced payments from the Israeli authorities and expects to receive additional substantial payments.
●	Revenues in 2024 reached NIS 239 million, alongside an Adjusted EBITDA[1] of NIS 24 million (approximately 10% of revenues).
●	InterCure announced expansion of its strategic partnership with Cookies™ to Germany and expects to launch first Cookies products in Germany during the upcoming months.
●	The second half of 2024 ended with positive Adjusted EBITDA[1] and represents InterCure’s eighteenth and nineteenth consecutive quarters of profitability[1].
●	The Company’s cash[2] on hand was NIS 80 million.

Q1 2025 Update

●	Strong start to 2025, with expected sequential growth of over 25% to over NIS 70 million for Q1 2025 with positive Adjusted EBITDA[1]. Expects continued double-digit growth throughout 2025.
●	Completed funding of NIS 66 million and received additional NIS 20 million from the Israeli authorities to support the Nir Oz Facility recovery.
●	Restoring the southern facility continues at full force, enables the Company to return to profitable growth, including exercising the cookies agreement and expanding international operations in Germany, the UK, and beyond.
●	First launches since October 2023 of over 20 SKU’s including the first Nir Oz products while experiencing solid global demand for CANNDOC products.
●	To meet up with the global demand InterCure promoting a significant development and expanding of the Nir Oz Facility in collaboration with “Tkumah” administration and other authorities in Israel.

1 “Adjusted EBITDA” means EBITDA for cannabis sector adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income); “EBITDA” means net income (loss) before interest, taxes, depreciation and amortization.

2 Including NIS 2 million in restricted cash.

NEW YORK & HERZLIYA, Israel, May 1, 2025- InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (“InterCure” or the “Company”) today announced results for the full year ended December 31, 2024. All amounts are expressed in New Israeli Shekels (NIS), unless otherwise noted.

FY2024 Financial Highlights and Milestones

●	Annual revenue for the year ended December 31, 2024 was NIS 239 million, and the Adjusted EBITDA[1] for the year ended December 31, 2024 was NIS 24 million, approximately 10% of revenues.
●	H2/2024 represents the eighteenth and nineteenth consecutive quarters of profitability[1].
●	Due to the location of the Company’s Nir Oz facility, InterCure is entitled to full compensation from the Israeli authorities for all direct and indirect damages caused to the southern facility in Nir Oz. InterCure received NIS 62 million until December 31, 2024 (to date, NIS 82 million) as partial advanced payments from the Israeli authorities and expects to receive additional substantial payments to cover war related damages.
●	The Company ended 2024 with cash[2] on hand of NIS 80 million.
●	Expands its European footprint with new strategic agreements with Cookies™. Enhancing branded product offerings with the most-recognized global cannabis brand and expects to launch Cookies Corners licensed pharmacies in Germany and UK, alongside differentiated online platforms with the official cookies retail experience.
●	Continued expansion of the Company’s dedicated medical cannabis pharmacy chain to a of total 25 active locations as of today. The Company holds 100% of Cannolam LTD including the full rights to Cookies™ international agreements, alongside Israel’s largest chain of dedicated medical cannabis pharmacies, Givol™ and Leon Pharm.
●	Secured Funding of NIS 66 million to support the recovery of Nir Oz Facility. The funding may increase to NIS 107 million to support the expansion of the facility in collaboration with the “Tkumah” administration. The funding includes investments from key shareholders of the company, including our Chief Executive Officer (“CEO”) and Chairman, Alexander Rabinovich.
●	After the October 7th, 2023 terrorist attack effects on revenues and operations in 2024, the Company expects to resume sequential quarterly growth during 2025.
●	As the restoration of the Nir Oz facility continues in full force, CANNDOC resume launching during 2025 with a pipeline of over 80 GMP SKUs, including Cookies, Binske and new brands, expanding Company’s branded products portfolio.

Alexander Rabinovich, CEO and Chairman of InterCure noted: “Despite the unprecedented challenges we faced in 2024, including the impact of the October 7th attack on our Nir Oz facility and ongoing war in Gaza, InterCure remained resilient, generating revenues with positive Adjusted EBITDA1, and focused on growth. Following the successful completion of our NIS 66 million funding, we are accelerating the recovery of our Nir Oz facility and have already resumed product launches from the site. As we enter 2025, we are seeing strong demand across our global markets and are confident in our ability to continue delivering double-digit growth, expand our international operations, and lead the Pharmaceutical cannabis industry forward.

We remain hopeful for a swift resolution to the ongoing war and the safe return of all hostages, including our employee and dear friends from the surrounding of the Gaza Strip. We are committed to playing a meaningful role in the region’s recovery and rebuilding efforts in the aftermath of these tragic events.

InterCure is thankful to its managers and employees for their commitment and to its strategic partners in Israel and worldwide who stand with us during this time of war.”

Company’s Revenues and Adjusted EBITDA 2021-2024

	*2024	*2023	2022	2021
Revenues	238,845	355,553	388,684	219,677
Net Income	(72,793)	(63,533)	43,749	7,294
Adjusted EBITDA[1]	24,193	60,870	84,125	56,897

(*) Results were affected by damages to our southern facility caused by the terrorist attack on October 7, 2023, and the continued war in Gaza.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the Company.

Below is a table of reconciliation of Adjusted EBITDA to net income:

	2024	2023	2022	2021
Revenues	238,845	355,553	388,684	219,677
Net Income	(72,793)	(63,533)	43,749	7,294
Financing cost (net)	20,116	19,719	6,786	9,451
Tax expenses	(14,530)	2,248	93	11,441
Depreciation and amortization	15,371	13,166	11,699	7,393
Share-based payments	2,281	2,592	8,907	6,451
Other expenses (exlude other income from the Tax authorities)	62,497	75,289	2,128	2,971
Changes in the fair value of financial assets	(340)	666	174	1,868
Fair value adjustment to inventory	5,360	3,244	3,874	4,858
Adjusted EBITDA (Consolidated)	17,962	53,392	77,411	51,727
Non cannabis sector expenses	6,231	7,479	6,715	5,170
Adjusted EBITDA (Cannabis Sector)	24,193	60,871	84,126	56,897

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s expected growth in Adjusted EBITDA1 success of its global expansion plans, its expansion strategy to major markets worldwide, statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contacts

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co